Contact

www.linkedin.com/in/todd-fein-98a46 (LinkedIn)
www.cadencequest.com (Company)

Top Skills

Management Consulting
IT Strategy
Program Management

Todd Fein

CEO at Green Diamond
Chicago

Experience

Green Diamond
Founder & CEO
October 2008 - Present (13 years 8 months)
Chicago, Illinois, United States

Guide company mission and vision, steward company innovation and culture, team with and manage engagements for key clients.

CadenceQuest, Inc
Founder, Owner, COO & CFO
October 2001 - September 2008 (7 years)

Cvent, Inc.
Director of Operations & Corporate Development
2000 - 2001 (1 year)
Washington DC-Baltimore Area

American Management Systems
Manager
1995 - 2000 (5 years)

American Management Systems (AMS)
Manager
1995 - 2000 (5 years)

Education

University of Pennsylvania
BS Engineering, BS Economics, Systems Science and Finance · (1990 - 1995)

The Wharton School
Finance · (1990 - 1995)

Beachwood High School